UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 333-100078

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK 401(k) CASH or DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares
2126 Inyo Street
Fresno, California, 93721

United Security Bank 401(k) Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

Form 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of United Security Bank 401(k) Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Stockton, CA
June 29, 2010

United Security Bank
401(k) Cash or Deferred Stock Ownership Plan
December 31, 2009 and 2008

	2009	2008

ASSETS
Cash	$2	$2,799
Investments, at fair value:
Common stock of United Security Bancshares	1,373,550	3,269,520
Separately managed accounts	843,163	442,802
Money Market Funds	176,178	209,067
Participant loans	58,133	51,480
Participant contributions receivable	14,018	-

NET ASSETS AVAILABLE FOR BENEFITS	$2,465,044	$3,975,668

See notes to financial statements

United Security Bank
401(k) Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

CHANGES IN NET ASSETS ATTRIBUTED TO:

Net depreciation in common stock of United Security Bancshares	$(2,061,211)
Net appreciation in fair value of other investments	149,066
Dividends	73,556
Interest	3,348
Participant contributions	382,346
Benefits paid to participants	(56,975)
Administrative expenses	(754)
NET CHANGE	(1,510,624)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	3,975,668

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$2,465,044

See notes to financial statements

United Security Bank
401(k) Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the United Security Bank 401(k) Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The primary purpose of the United Security Bank 401(k) Cash or Deferred Stock Ownership Plan (the “Plan”) is to provide employees of United Security Bank (the “Company”) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated as of January 1, 2009 to conform to recent changes in the law including, the provisions of the Pension Act of 2006; the final Treasury regulations under Code section 415 published April 5, 2007; and the provisions of the Heroes Earnings Assistance and Relief Tax Act of 2008.

Eligibility

The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. Employees may participate in the voluntary salary deferral feature of the Plan on the first day of the month following employment. Employees will be eligible to receive employer contributions as of the first date of the Plan year in which the employee completes one year of service and attained the age of 21, provided the employee is credited with 1,000 hours of service during the Plan year and is employed on the last day of that Plan year.

Administration

The Plan is administered by the Company. Administrative expenses are paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employee contributions

Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service.

Employer contributions

The Company is under no obligation to contribute to the Plan in any given year. The Company may make a discretionary contribution, annually, at the discretion of the Board of Directors, which is allocated in proportion to participants’ eligible compensation to the total compensation of all eligible participants for the Plan year. Eligible compensation includes employee contributions to the Plan and to the Company Cafeteria Plan. The employer did not make discretionary contributions during 2009.

Employer contributions are made in shares of common stock of United Security Bancshares and may be re- invested in other plan investments at the discretion of the participant after completing three years of service. The Company may make a matching contribution annually, at the discretion of the Board of Directors. The Company made no matching contribution during the year ended December 31, 2009 and 2008.

Vesting

Vesting in the Company’s contributions is based on years of continuous service. Discretionary contributions by the Company and employer matching contributions vest on a pro rata basis beginning after two years of service and are fully vested after six years of credited service. In the event of death, disability or retirement, a participant’s interest in employer contributions become fully vested.

Participant loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2009 and 2008, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with maturities through July 2020.

Forfeitures

Forfeitures are the non-vested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future employer contributions. Non-vested amounts forfeited total $5,575 and $38,738 of net assets available for benefits at December 31, 2009 and 2008, respectively. For the year ended December 31, 2009, nonvested accounts totaling $1,961 were forfeited, which will be used to reduce future employer contributions.

Distributions

Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or equal annual installments. The Plan allows in-service distributions for participants that have reached Normal Retirement Age as defined in the Plan, but are still working for the Company.

Plan termination

Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time. In the event of termination, participants become 100% vested in the aggregate value of their respective accounts.

NOTE 2 – ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Concentration of credit risk

The Plan is subject to concentrations of credit risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2009, approximately 56% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $11.81 per share and a low closing price of $2.50 per share during 2009. Company performance and other environmental factors impact the market value of this investment on a daily basis.

The Plan is also subject to concentrations of credit risk with respect to money market funds held at Principal Financial Group. These amounts are not guaranteed by the Federal Deposit Insurance Corporation. At December 31, 2009 and 2008, the Plan held money market accounts of $176,178 and $209,067, respectively.

Payment of benefits

Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.

Subsequent Events

Effective January 1, 2010, the Plan was amended to provide how each participant shall be entitled to direct the Plan Trustee as to the manner in which any Employer Stock which are allocated to the employer account of the participant may be voted. Each Participant is entitled to direct the Trustee as to the manner in which any Employer Stock which is a registration-type class of securities (as defined in Code section 409(e)(4)) which are allocated to the Employer Account of the Participant are to be voted. With respect to any class of Employer Stock which is not a registration-type class of securities (as defined in Code section 409(e)(4)), a Participant is entitled to direct the Trustee as to the manner in which voting rights will be exercised with respect to any corporate matter which involves the voting of such shares allocated to the Participant's Employer Stock Account with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transactions as may be prescribed in Treasury regulations.

Management has reviewed events occurring through the date the financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Principal Financial Group separately managed accounts and the money market fund consist of a wide variety of underlying investments in registered investment companies. Units held in separately managed accounts and money market fund are valued using the net asset value (NAV) of the fund. The NAV is based on the fair value of the underlying assets owned by the account, minus its liabilities, and then divided by the number of units outstanding. The net asset value of separately managed accounts and the money market fund is calculated based on observable market inputs. Accordingly, investments held in separately managed accounts and the money market fund are classified within level 2 of the valuation hierarchy.

Common stock of United Security Bancshares: The common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.

Participant loans are not actively traded and significant other observable inputs are not available. Participant loans are stated at amortized cost which approximates fair value. Loans are secured by each respective participant’s account balance and, accordingly, participant loans are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and December 31, 2008.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market fund	$0	$176,178	$0	$176,178
Separately managed accounts:
Balanced Portfolio Fund	0	179,601	0	179,601
Conservative Portfolio Fund	0	91,800	0	91,800
Moderate Portfolio Fund	0	18,450	0	18,450
Aggressive Portfolio Fund	0	366,756	0	366,756
Equity Aggressive Portfolio Fund	0	186,556	0	186,556
Common stock	1,373,550	0	0	1,373,550
Participant loans	0	0	58,133	58,133
Total assets at fair value	$1,373,550	$1,019,341	$58,133	$2,451,024

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market fund	$0	$209,067	$0	$209,067
Separately managed accounts:
Balanced Portfolio Fund	0	87,623	0	87,623
Conservative Portfolio Fund	0	21,461	0	21,461
Moderate Portfolio Fund	0	10,273	0	10,273
Aggressive Portfolio Fund	0	219,503	0	219,503
Equity Aggressive Portfolio Fund	0	103,942	0	103,942
Common stock	3,269,520	0	0	3,269,520
Participant loans	0	0	51,480	51,480
Total assets at fair value	$3,269,520	$651,869	$51,480	$3,972,869

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

    Level 3 Gains and Losses
	12/31/09	12/31/08
	Participant Loans	Participant Loans
Balance, beginning of year	$51,480	$42,032
Realized and unrealized losses	0	0
Interest income	3,348	3,177
Purchases, sales, issuances and settlements (net)	3,305	6,271
Balance, end of year	$58,133	$51,480

NOTE 4 – INVESTMENTS

A substantial amount of the Plan’s assets were invested in the common stock of the Company in both participant and non-participant directed investments and are held by Principal, the Plan’s custodian. The remaining portion of the Plan’s assets is held in the form of cash, money market funds and separately managed accounts.

The Plan’s investments include 312,070.0065 allocated shares and 100.8890 unallocated shares of Company stock at December 31, 2009. At December 31, 2009, the Company common stock was valued at the quoted market price of $4.40 per share.

The Plan’s investments include 272,632.1033 allocated shares and 9,709.824 unallocated shares of Company stock at December 31, 2008. The Company common stock is valued at the quoted market price of $11.58 per share.

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009:

	2009	2008
United Security Bancshares common stock	$1,373,550	$3,269,520
Aggressive Portfolio	366,734	219,503
Equity Aggressive Portfolio (1)	186,558	103,942
Balanced Portfolio (1)	179,613	87,623
Money Market R5 Fund	176,178	209,067

(1) Balances shown for 2008 were not more than 5% of Plan assets at December 31, 2008. Amounts shown for comparative purposes only between 2009 and 2008.

NOTE 5 – TAX STATUS

The Plan obtained its latest determination letter dated April 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan’s assets are held by Principal Financial Group (PFG). Some of the Plan assets are invested in funds managed by PFG. PFG also provides record keeping and investment services to the Plan.

Company contributions are managed by PFG, which invests cash received, interest and dividend income and makes distributions to participants.

Administrative functions are jointly performed by All Valley Administrators and by employees of the Company. No employee receives compensation from the Plan. PFG expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ fees are paid directly by the Company

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

United Security Bank
401(k) Cash or Deferred Stock Ownership Plan

SCHEDULE H, LINE 4i
Schedule of Assets (Held at End of Year)
Employer Identification Number 77-0103429
Plan Number 002

December 31, 2009

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor or similar party	par or maturity value	Cost	Value

*	United Security Bancshares	312,170.8955 shares of common stock		$1,373,550

*	Principal Financial Group	Money Market R5 Fund		176,178

*	Principal Financial Group - Balanced Portfolio Fund:
	Principal Core Plus Bond I R5 Fund	3,330.0156 shares		36,064
	Principal High Quality Intermediate-Term Bond R5 Fund	4,510.0776 shares		36,036
	Principal Large Cap S&P 500 Index R5 Fund	2,733.2949 shares		21,456
	Principal Real Estate Securities R5 Fund	690.3275 shares		8,864
	Russell Emerging Markets E Fund	308.2575 shares		5,444
	Russell International Developed Markets E Fund	969.8036 shares		28,852
	Russell US Core Equity E Fund	733.3622 shares		17,894
	Russell US Quantitative Equity E Fund	692.8350 shares		17,861
	Russell US Small & Mid Cap E Fund	394.8085 shares		7,142
	Total Balanced Portfolio Fund			179,613

*	Principal Financial Group - Conservative Portfolio Fund
	Principal Core Plus Bond I R5 Fund	4,926.0000 shares		53,348
	Principal High Quality Intermediate-Term Bond R5 Fund	2,530.6134 shares		20,220
	Principal Large Cap S&P 500 Index R5 Fund	464.7322 shares		3,648
	Principal Real Estate Securities R5 Fund	211.2658 shares		2,713
	Russell International Developed Markets E Fund	92.7547 shares		2,759
	Russell US Core Equity E Fund	187.0370 shares		4,564
	Russell US Quantitative Equity E Fund	176.6996 shares		4,555
	Total Conservative Portfolio Fund			91,807

*	Principal Financial Group - Moderate Portfolio Fund:
	Principal Core Plus Bond I R5 Fund	563.9433 shares		6,107
	Principal High Quality Intermediate-Term Bond R5 Fund	624.9178 shares		4,993
	Principal Large Cap S&P 500 Index R5 Fund	187.0225 shares		1,468
	Principal Real Estate Securities R5 Fund	56.6810 shares		728
	Russell International Developed Markets E Fund	68.4326 shares		2,036
	Russell US Core Equity E Fund	52.6886 shares		1,286
	Russell US Quantitative Equity E Fund	49.7768 shares		1,283
	Russell US Small & Mid Cap E Fund	30.3915 shares		550
	Total Moderate Portfolio Fund			18,451

*	Principal Financial Group - Aggressive Portfolio Fund:
	Principal Core Plus Bond I R5 Fund	6,807.6574 shares		73,727
	Principal Large Cap S&P 500 Index R5 Fund	7,450.4170 shares		58,486
	Principal Real Estate Securities R5 Fund	1,693.5429 shares		21,745
	Russell Emerging Markets E Fund	840.2350 shares		14,839
	Russell International Developed Markets E Fund	2,354.3386 shares		70,042
	Russell US Core Equity E Fund	2,248.8721 shares		54,872
	Russell US Quantitative Equity E Fund	2,124.5982 shares		54,772
	Russell US Small & Mid Cap E Fund	1,008.9112 shares		18,251
	Total Aggressive Portfolio Fund			366,734

*	Principal Financial Group - Equity Aggressive Portfolio Fund:
	Principal Large Cap S&P 500 Index R5 Fund	6,876.8215		53,983
	Principal Real Estate Securities R5 Fund	1,006.1879		12,919
	Russell Emerging Markets E Fund	641.8155		11,335
	Russell International Developed Markets E Fund	1,514.4304		45,054
	Russell US Core Equity E Fund	1,068.8829		26,081
	Russell US Quantitative Equity E Fund	1,009.8193		26,033
	Russell US Small & Mid Cap E Fund	616.5446		11,153
	Equity Aggressive Portfolio Fund			186,558

*	Participant loans	4.25% - 9.25% rate Maturities ranging from July 2010 through July 2020		58,133

(d) Investments are participant directed; therefore, cost information is not required.

* Indicates party-in-interest to the Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank 401(k) Cash or Deferred Stock Ownership Plan

June 29, 2010

By: /s/ Richard B. Shupe
Senior Vice President
and Chief Financial Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP